Laboratory Corporation of America-Registered Trademark- Holdings
358 South Main Street
Burlington, NC   27215
Telephone:  336-584-5171

FOR IMMEDIATE RELEASE

CONTACT:  336-436-4855             SHAREHOLDER DIRECT: 800-LAB-0401
          PAMELA SHERRY                                WWW.LABCORP.COM



LABORATORY CORPORATION OF AMERICA-REGISTERED TRADEMARK- ANNOUNCES
DEFINITIVE AGREEMENT TO ACQUIRE SAN DIEGO-BASED PATHOLOGY MEDICAL
                          LABORATORIES


 Third California Acquisition This Year Continues LabCorp's West
                         Coast Expansion

Burlington, NC, May 4, 2000 - Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) (NYSE:LH) today announced that it has entered into a definitive agreement with San Diego-based Pathology Medical Laboratories (PML) to acquire PML's laboratory testing business. The transaction is scheduled to be finalized on or about June 1, 2000, and is contingent on the satisfaction of certain conditions. Terms of the definitive agreement were not disclosed.

"The combination of LabCorp and PML will further strengthen our laboratory services in Southern California with additional testing and patient service sites," said Richard L. Novak, executive vice president and chief operating officer of LabCorp. "Our recent acquisitions in this key region continue to improve capacity utilization as we move to broadly offer the latest testing and information technologies available today."

Laboratory Corporation of America-Registered Trademark- Holdings (LabCorp-Registered Trademark-) is a national clinical laboratory with annual revenues of $1.7 billion in 1999. With 18,000 employees and over 100,000 clients nationwide, the Company offers more than 2,000 clinical tests ranging from simple blood analyses to sophisticated molecular diagnostics. LabCorp leverages its expertise in innovative clinical testing technology with three Centers of Excellence. The Center for Molecular Biology and Pathology, in Research Triangle Park (RTP), North Carolina, develops applications for polymerase chain reaction (PCR) technology. Its Center for Occupational Testing in RTP is the world's largest substance abuse testing facility, and the Center

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for  Esoteric Testing in Burlington, North Carolina, performs the
largest  volume  of specialty testing in the network.   LabCorp's
clients include physicians, state and federal government, managed
care   organizations,  hospitals,  clinics,  pharmaceutical   and
Fortune 1000 companies, and other clinical laboratories.

Each of the above forward-looking statements is subject to change based on various important factors, including without limitation, competitive actions in the marketplace and adverse actions of governmental and other third-party payors. Further information on potential factors that could affect LabCorp's financial results is included in the Company's Form 10-K for the year ended December 31, 1999 and subsequent SEC filings.



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